NSAR Item 77E - MuniYield Quality Fund III, Inc. ("MYI")

On August 3, 2010, Dolores Eitel and other shareholders of MYI filed a purported derivative action in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MYI as defendants.  The complaint alleged, among other things, that the defendants breached fiduciary duties owed to MYI and its common shareholders and committed waste by redeeming MYI's auction preferred shares at their liquidation preference.  The complaint sought unspecified damages for losses purportedly suffered by MYI as a result of the prior redemptions and injunctive relief preventing MYI from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees and expenses.  The plaintiffs in the Curbow Action previously moved to preliminarily enjoin BlackRock Credit Allocation Income Trust II, Inc. (PSY) and BlackRock Credit Allocation Income Trust IV (BTZ) from redeeming their outstanding auction preferred shares and, on December 23, 2010, the Court denied that motion.

On March 15, 2012, the Supreme Court of the State of New York, New York County, entered an order consolidating the above-referenced derivative complaint with another derivative complaint, containing almost identical allegations, already pending in that court.  The court on March 15, 2012 also authorized plaintiffs to file an amended complaint.  On April 16, 2012, the Plaintiffs filed a Consolidated Shareholder Derivative Complaint.  Defendants moved to dismiss the Consolidated Shareholder Derivative Complaint on July 20, 2012.  Plaintiffs, on September 14, 2012, moved to hold the defendants' motion to dismiss in abeyance and allow plaintiffs limited discovery of the Demand Review Committee of the Board of Directors, including depositions of its members and documents upon which they relied.  Argument on that motion occurred on March 14, 2013 and no decision has yet been rendered.

868407.01-NYCSR06A MSW - Draft March 20, 2013 - 3:18 PM